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                           February 14, 2022

       David Fair
       Chief Executive Officer
       New America Energy Corp.
       175 S. Main Street, Suite 1410
       Salt Lake City, UT 84111

                                                        Re: New America Energy
Corp.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed February 8,
2022
                                                            File No. 024-11760

       Dear Mr. Fair:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Matt Stout